SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

MATERIAL FACT

State Bill

Corporate Reorganization of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law No. 6404/76 and the provisions of CVM Instruction No. 358/02, announces to its shareholders and to the market in general that, on this date, the Government of the State of São Paulo sent to the Legislative Chamber of the State of São Paulo a Bill that provides for a shareholder reorganization of Companhia de Saneamento Básico de São Paulo – Sabesp and other measures.

The Bill, among other provisions:

•           Authorizes the Executive Branch to set up a corporation, governed by Federal Law 6,404 / 76, with the purpose of grouping basic sanitation assets and others with operations and in segments related to its primary object ("Controlling Company");

•           Provides that the Controlling Company shall, among others, exercise control of the Company and assist the Government of the State of São Paulo in the implementation of public policies in the area of basic sanitation;

•           Determines that the Government must retain ownership of the majority of the voting capital of the Controlling Company, being allowed the participation of other shareholders in a minority position;

•           Provides that private shareholders will be admitted to the Controlling Company with the purpose of providing capital, add value to the business and strengthening corporate governance in the Company and the Controlling Company, as long as they do not restrict the ability of the São Paulo State Government to guide them in achieving the Public interest that justified its creation;

•         Establishes that the Government of the State of São Paulo is authorized to:

(i)      Pay for its shareholding in the Controlling Company by transferring the shares held in the Sabesp;

(ii)     Increase the Sabesp's share capital with payment in cash or assets, including by public offer of shares in the capital market; and

(iii)    Sell or encumber the shares of the Controlling Company, or the respective subscription rights thereof, provided that most of the voting capital is permanently held.

•         Provides for the signing of a management agreement between the Government of the State of São Paulo, the Controlling Company and the Company, in order to strengthen their administrative and financial efficiency

1

The submission of the Bill to the Legislative Chamber of São Paulo is a necessary step in the process of a possible capitalization of Sabesp and is part of the steps that must be fulfilled, with the first having already been initiated and announced in the Material Fact disclosed on May 12, 2017 – “Preliminary Studies on Alternatives for the Company's Capitalization”.

The full text of the Bill on the corporate reorganization of the Company will be published in the DOE (Official Gazette of the State of São Paulo) on August 3 and it will be available at www.sabesp.com.br/investidores.

The company will keep the market up to date on the progress of the matter within this material fact.

São Paulo, August 2, 2017.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 3, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.